UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K
_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 19

For the transition period from to

Commission file number 001-37971
_______________

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PGT Savings Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PGT Innovations, Inc.
1070 Technology Drive
North Venice, Florida  34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and
Supplemental Schedule (Modified Cash Basis)

Years ended December 31, 2016 and 2015

Table of Contents

Report of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C......................................................................................1

Audited Financial Statements (Modified Cash Basis):

Statements of Net Assets Available for Benefits (Modified Cash Basis).......................................................................................................................2
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)..................................................................................................3
             Notes to Financial Statements...........................................................................................................................................................................................4-12

Supplemental Schedule (Modified Cash Basis):

Report of Independent Registered Public Accounting Firm

The Trustees
PGT Savings Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of PGT Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we Plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the basis of accounting described in Note 2.

The supplemental information in the accompanying schedule (modified cash basis) of assets (held at end of year) as of the year ended December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ Mayer Hoffman McCann P.C.
June 28, 2017
Clearwater, Florida

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	At December 31,
	2016	2015
Assets:
Investments, at fair value	$46,702,454	$40,825,843
Notes receivable from participants	2,471,685	2,630,046

Net assets available for benefits	$49,174,139	$43,455,889

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	Years ended December 31,
Additions to net assets:	2016	2015
Investment income:
Interest and dividends	$1,637,905	$1,854,087
Interest income from notes receivable	101,339	117,221
Net appreciation in fair value of investments	1,421,199	–
Total investment income	3,160,443	1,971,308

Contributions:
Employer	1,407,467	643,083
Participants	3,421,758	2,901,436
Rollovers	99,068	53,141
Plan transfer in (Note 8)	2,043,462	–
Total contributions	6,971,755	3,597,660
Total additions	10,132,198	5,568,968

Deductions from net assets:
Distributions to participants	(4,279,279)	(3,515,369)
Net depreciation in fair value of investments	–	(1,694,090)
Administrative fee	(134,669)	(23,237)
Total deductions	(4,413,948)	(5,232,696)

Net increase in net assets available for benefits	5,718,250	336,272
Net assets available for benefits at beginning of year	43,455,889	43,119,617
Net assets available for benefits at end of year	$49,174,139	$43,455,889

See accompanying notes.

PGT Savings Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2016 and 2015

1. Plan Description

The following description of the PGT Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution Plan covering all eligible employees of PGT Industries, Inc. (the “Company,” “Employer” or “Plan Sponsor”), a wholly-owned subsidiary of PGT Innovations, Inc. (“PGT”). The Plan became effective on October 1, 1982, and was amended and restated through the adoption of a non-standardized prototype adoption agreement effective January 1, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 “ERISA”, as amended.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 80% of their compensation subject to Internal Revenue Code (“IRC”) limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Plan Sponsor shall determine the amount, if any, of the matching contribution. The Company amended the Plan in 2008 to make its matching contributions totally discretionary. For the Plan year ending December 31, 2016, the Company did a three percent employer match for the first three quarters for a total amount of $1,483,767. The fourth quarter employer match for 2% totaling $352,670 was funded in April 2017. For the Plan year ending December 31, 2015, the Company did a three percent employer match for the first quarter and a two percent match for the second quarter for a total amount of $704,669. For the third and fourth quarters, there was no match.

PGT Savings Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2016 and 2015

The Company, by action of its Board of Directors, may make a discretionary profit sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit sharing contributions were made during 2016 and 2015.

Vesting

Participants immediately vest in their contributions and fund earnings or losses. Participants fully vest in the Company’s contributions after five years of service.

Notes Receivable from Participants

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except in the case that the loan is used for the purchase of a participant’s principal residence, in which case the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. Effective September 1, 2015, the loan policy was amended to limit the number of outstanding loans at any point in time to no more than two.

Benefits

For Employer matching and profit sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times. Retirement benefits are paid to the participant in a single, lump-sum payment. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator.

Investments

Effective October 28, 2006, T. Rowe Price Trust Company (“T. Rowe Price”) began serving as trustee of the Plan. T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant’s allocation directions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, non-vested balances are used to reduce Employer contributions or pay qualified Plan expenses. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeited non-vested accounts in 2016 and 2015 totaled $158,838 and $102,351, respectively. Forfeitures used to reduce employer contributions in 2016 and 2015 were $165,617 and $66,651, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes 100% vested in the value of his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements on the modified cash basis requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any.  Actual results could differ from those estimates and assumptions. Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

As described in ASC 820-10, Fair Value Measurements and Disclosures and Accounting Standards Update (“ASU”) 2009-12 Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common collective trusts (CCTs). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in these CCTs. The accompanying statements of changes in net assets available for Plan benefits are prepared on a contract value which is a representation of fair value.

New Accounting Pronouncements

In May 2015, the FASB issued guidance removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance is effective for the Plan on January 1, 2016; earlier application was permitted. Management has completed the assessment and implications of this new pronouncement and concluded that the guidance is effective for the Plan on January 1, 2016. The adoption of this standard did not impact the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits. The investments in the CCTs was removed from the fair value hierarchy in Note 5 and presented separately in the table. Management has retroactively applied this to 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit Plan reporting with respect to fully benefit-responsive investment contracts and Plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted.

Management has elected to adopt Parts I and II early in 2015. Part III is not applicable to this Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  PGT common stock is valued at market price on the last day of the Plan year. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their unpaid balances, which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded as received. Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Except for an annual fee charged by T. Rowe Price that is paid by the Plan, administrative expenses of the Plan are generally absorbed by the Plan Sponsor.

3. Income Tax Status

The Plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. However, the Plan is subject to income tax examinations for the tax years 2012 and all subsequent years.

4. Investment Contracts

The Plan invests in Stable Value Funds which are CCTs comprised primarily of fully benefit-responsive investment contracts, which include conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions, designed to provide principal stability and a competitive yield. The CCTs are valued at the net asset value of units of the Trust Companies collective trusts. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

5. Fair Value Measurements

ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in inactive markets;
    c) Inputs other than quoted prices that are observable for the asset or liability;
    d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to fair value measurement. Valuation techniques used need to maximize use of observable inputs and minimize use of unobservable inputs.

The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in accordance with ASC 820.

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)

Assets:
Mutual funds	$41,676,645	$41,676,645	$-	$-
Common stock	808,847	808,847	-	-
Total assets in the fair value hierarchy	42,485,492	42,485,492	-	-
Investments measured at net asset value (1)	4,216,962
Grand total	$46,702,454

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Mutual funds	$36,135,985	$36,135,985	$-	$-
Common stock	758,266	758,266	-	-
Total assets in the fair value hierarchy	36,894,251	36,894,251	-	-
Investments measured at net asset value (1)	3,931,592
Grand total	$40,825,843

(1) Investments in our common collective trusts that are measured at net asset value per share equivalent are not classified in the fair value hierarchy. The fair value amounts presented are intended to reconcile the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Changes in fair value of investments held at the end of the period are reported in net appreciation (and depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. For the years ended December 31, 2016, and 2015, the net amount reported was appreciation of $1,421,199 and depreciation of $1,694,090 and, respectively.

6. Party-in-Interest Transactions

In 2016 and 2015, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan.

The Plan held investments in the common stock of the Plan Sponsor with a fair value of $808,847 and $758,266, each 2% or less of net assets available for benefits, at December 31, 2016, and 2015, respectively.

The Plan had notes receivable from active participants of $2,471,685 and $2,630,046 at December 31, 2016, and 2015, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Plan Merger

On September of 2015, PGT Industries, Inc., the Plan Sponsor, acquired CGI Windows & Doors, Inc., the plan sponsor of the CGI Windows and Doors, Inc. 401(k) and Profit Sharing Plan (the "CGI Plan"), and became the sponsor of the CGI Plan. The PGT Industries, Inc. 401(k) Committee resolved to merge the CGI Plan into the Plan effective the close of business on April 1, 2016. Total assets transferred in from the CGI Plan were $2,043,462. Of this amount, $106,826 was disbursed in kind at April 1, 2016 and, therefore, was reflected in the Plan's investments held at fair value as of that date.

9. Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in the financial statements through June 15, 2017, the day the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in these financial statements or disclosure in the notes thereto except as described below.

The Company acquired WinDoor Inc. (WinDoor) on February 16, 2016. As a result of this acquisition, approximately 300 employees of WinDoor were accepted into the Plan effective January 1, 2017. Also, on May 5, 2017 the sponsor made a determination to remove the Company stock from the investment options offered through the Plan. Company’s management is in the process of assessing whether this change in the investments being offered through the Plan will have an impact on the filing of this 11(k) going forward.

Supplemental Schedule
(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2016

		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,		Current
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Market
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	American Beacon Large Cap Value Fund	Large Cap Growth Fund	#	$826,148
	AB Discovery Value Z Fund	Mid-Cap Growth Fund	#	40,251
	Artisan International Fund Institutional	Foreign Large Blend Fund	#	239,666
	Eagle Small Cap Growth Fund	Small Cap Growth Fund	#	345,754
	DFA U.S. Small Cap Fund Institutional	Small Blended Fund	#	334,705
	Harbor Capital Appreciation Fund	Large Growth Fund	#	320,078
	Prudential Total Return Bond Q Fund	Intermediate Term Bond Fund	#	339,460
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	557,713
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	276,866
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	1,926,954
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	6,773,703
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	8,332,059
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	7,318,972
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	4,983,254
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	3,536,226
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	2,233,205
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	731,779
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	956,315
*	T Rowe Price Retirement 2060 Fund	Blended Assets Fund	#	40,066
	Vanguard Total Intl Stock Index Admiral Fund	Foreign Large Blend Fund	#	7,482
	Vanguard 500 Index Admiral Fund	Large Blended Fund	#	1,546,224
	Wells Fargo Stable Value Fund, C	Collective Trust Fund	#	104,438
	U.S. Treasury Money Fund	Money Market Fund	#	9,765
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	4,112,524
*	PGT Innovations, Inc.	Common Stock	#	808,847
*	Loans to participants	Interest rates ranging from 4.25% to 5.00%	#	2,471,685

				$49,174,139

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: June 29, 2017

By:
Debbie LaPinska
Vice President of Human Resources PGT Innovations, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.